# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JOYY INC., CIK 0001530238
CUSIP: 46591M109
Title of class of securities: Class A Common Shares, par value $0.00001
Address of issuer's principal executive offices: 30 Pasir Panjang Road, #15-31A, Mapletree Business City, Singapore (U0), 117440
Date of event which requires filing of this statement: 03/20/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001266227

## Reporting persons
- Stonehill Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 44,915,100; sole dispositive power 0; shared dispositive power 44,915,100; aggregate amount beneficially owned 44,915,100 (6.3% of the class)
- John Motulsky: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 44,915,100; sole dispositive power 0; shared dispositive power 44,915,100; aggregate amount beneficially owned 44,915,100 (6.3% of the class)
- Jonathan Sacks: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 44,915,100; sole dispositive power 0; shared dispositive power 44,915,100; aggregate amount beneficially owned 44,915,100 (6.3% of the class)
- Peter Sisitsky: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 44,915,100; sole dispositive power 0; shared dispositive power 44,915,100; aggregate amount beneficially owned 44,915,100 (6.3% of the class)
- Michael Thoyer: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 44,915,100; sole dispositive power 0; shared dispositive power 44,915,100; aggregate amount beneficially owned 44,915,100 (6.3% of the class)
- Michael Stern: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 44,915,100; sole dispositive power 0; shared dispositive power 44,915,100; aggregate amount beneficially owned 44,915,100 (6.3% of the class)
- Samir Arora: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 44,915,100; sole dispositive power 0; shared dispositive power 44,915,100; aggregate amount beneficially owned 44,915,100 (6.3% of the class)
- Garrett Zwahlen: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 44,915,100; sole dispositive power 0; shared dispositive power 44,915,100; aggregate amount beneficially owned 44,915,100 (6.3% of the class)

## Item 1. Issuer
Name of issuer: JOYY INC.
Address of issuer's principal executive offices: 30 Pasir Panjang Road, #15-31A Mapletree Business City, Signapore, 117440.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons") with respect to the Class A Common Shares, par value $0.00001 per share (the "Class A Shares") of Joyy Inc. (the "Issuer"):

(i) Stonehill Capital Management LLC ("Management")
(ii) John Motulsky ("Motulsky")
(iii) Jonathan Sacks ("Sacks")
(iv) Peter Sisitsky ("Sisitsky")
(v) Michael Thoyer ("Thoyer")
(vi) Michael Stern ("Stern")
(vii) Samir Arora ("Arora")
(viii) Garrett Zwahlen ("Zwahlen")
Address of principal business office or, if none, residence: c/o Stonehill Capital Management LLC, 320 Park Avenue, 26th Floor, New York, NY 10022
Citizenship: Management is a Delaware limited liability company. Each of Motulsky, Sacks, Sisitsky, Thoyer, Stern, Arora and Zwahlen is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information set forth on rows 5-9 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4(a). Certain funds managed by Management (the "Stonehill Funds") hold 2,245,755 American Depositary Shares of the Issuer representing 44,915,100 Class A Shares. No one Stonehill Fund holds ADSs representing more than 5% of the outstanding Class A Shares. Motulsky, Sacks, Sisitsky, Thoyer, Stern, Arora and Zwahlen are the managing members of Management and are filing this Schedule 13G due to their control over Management and their investment and dispositive control over the ADRs owned by the Stonehill Funds.
Percent of class: The information set forth on row 11 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4(b). The percentages set forth on the cover pages are based on an aggregate of 714,663,197 Class A Shares outstanding as of December 31, 2024, as reported by the Issuer in Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on March 21, 2025.
Sole power to vote or to direct the vote: The information set forth on row 5 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4(c)(i).
Shared power to vote or to direct the vote: The information set forth on row 6 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4(c)(ii).
Sole power to dispose or to direct the disposition: The information set forth on row 7 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4(c)(iii).
Shared power to dispose or to direct the disposition: The information set forth on row 8 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4(c)(iv).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Stonehill Capital Management LLC: /s/ Paul D. Malek, Paul Malek, An Authorized Signatory of a Member (03/27/2025)
- John Motulsky: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for John Motulsky (03/27/2025)
- Jonathan Sacks: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for Jonathan Sacks (03/27/2025)
- Peter Sisitsky: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for Peter Sisitsky (03/27/2025)
- Michael Thoyer: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for Michael Thoyer (03/27/2025)
- Michael Stern: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for Michael Stern (03/27/2025)
- Samir Arora: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for Samir Arora (03/27/2025)
- Garrett Zwahlen: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for Garrett Zwahlen (03/27/2025)
Comment: The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein, and this report shall not otherwise be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.